Exhibit (a)(8)





                     GN GREAT NORDIC AND RESOUND ANNOUNCE
                EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD


     New York, New York, June 1, 1999 -- GN Great Nordic and ReSound Corporation today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired, allowing GN Great Nordic to proceed with its acquisition of ReSound.

     As previously announced, GN Great Nordic and ReSound are parties to a merger agreement. Under the terms of the merger agreement, on May 14, 1999, a subsidiary of GN Great Nordic commenced a tender offer to purchase all of the outstanding shares of ReSound for $8.00 per share. The tender offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, June 11, 1999, unless extended, and is subject to a number of conditions including a minimum of ninety percent of ReSound's outstanding shares being properly tendered prior to the expiration of the offer and not withdrawn. Following consummation of the tender offer, the merger agreement provides for the acquisition by GN Great Nordic of the remaining shares of ReSound in a merger between ReSound and a subsidiary of GN Great Nordic.